Exhibit 12.1

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES

COMBINED WITH 50% OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
		Years Ended December 31,
	2014	2013	2012	2011	2010	2009
		(Dollars in Millions)
Net Income (loss) attributable to Tenneco Inc. Add:	$205	$183	$275	$157	$39	$(73)
Interest expense	58	80	105	108	149	133
Portion of rentals representative of the interest factor	16	19	18	17	15	14
Income tax expense and other taxes on income	117	122	19	88	69	13
Noncontrolling interests	29	39	29	26	24	19
Amortization of interest capitalized	3	4	4	4	4	4
Undistributed (earnings) losses of affiliated companies in which less than a 50% voting interest is owned	—	—	1	—	—	2

Earnings as defined	$428	$447	$451	$400	$300	$112

Interest expense	$58	$80	$105	$108	$149	$133
Interest capitalized	3	4	4	4	4	4
Portion of rentals representative of the interest factor	16	19	18	17	15	14

Fixed charges as defined	$77	$103	$127	$129	$168	$151

Ratio of earnings to fixed charges	5.56	4.34	3.55	3.10	1.79	—

NOTE: Earnings were inadequate to cover fixed charges by $39 million for the year ended December 31, 2009.